UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

  Amendment No. 6

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Fortune Industries, Inc.

(Name of the Issuer)

Fortune Industries, Inc.

CEP, Inc.

CEP Merger Sub, Inc.

Tena Mayberry

Randy Butler

The Carter M. Fortune Living Trust

(Name of Persons Filing Statement)

Common Shares, $0.10 par value

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Fortune Industries, Inc.	The Carter M. Fortune Living Trust
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

CEP, Inc.	Tena Mayberry
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

CEP Merger Sub, Inc.	Randy Butler
6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278

Tena Mayberry	Randy Butler	Fortune Industries, Inc.
6402 Corporate Dr.	6402 Corporate Dr.	6402 Corporate Dr.
Indianapolis, Indiana 46278	Indianapolis, Indiana 46278	Indianapolis, Indiana 46278
317 532-1374	317 532-1374	317 532-1374
Attn: Carrie Hill

 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copies to:

Bone McAllester Norton PLLC	Bose McKinney & Evans LLP
511 Union Street, Suite 1600	111 Monument Circle
Nashville, Tennessee 37219	Indianapolis, Indiana 46204
Attn: Charles W. Bone Esq. and Trace Blankenship, Esq.	Attn: Jeffrey B. Bailey

This statement is filed in connection with (check the appropriate box).

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final Statement reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,789,134	$1,466.66

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,466.66

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	Fortune Industries, Inc.

Date Filed:	May 22, 2012

*	The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $13,789,134 which is the sum of (1) product of 92,981 shares of Common Stock outstanding as of January 31, 2013 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $0.61 per share; (2) 7,344,687 shares of Common Stock and 296,180 of Class C Preferred Shares which are being acquired for a combination: (i) $7,000,000 in cash, (ii) a promissory note in the principal amount of $6,300,000 and common shares of the Parent acquiring company equal to approximately 22% of its total outstanding shares valued at approximately $441,343. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2012, equals the proposed maximum aggregate value of the transaction multiplied by .00011460 ($114.60 per million dollars).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2012 .00011460 ($114.60 per million dollars) multiplied by the total Transaction Valuation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger or passed upon the merits or fairness of the Merger or upon the accuracy or adequacy of the information contained in the attached Schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the Securities and Exchange Commission (the “Commission “) jointly by Fortune Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, $0.10 par value, (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Tena Mayberry (“ Mayberry “), Randy Butler (“ Butler,”), (the “Rollover Shareholders “), The Carter M. Fortune Living Trust ( the “Fortune Trust ”), CEP, Inc., a Tennessee Indiana corporation (“Parent”), and CEP Merger Sub, Inc., a Tennessee corporation and wholly-owned subsidiary of Parent (“Merger Sub,” and, together with the Parent and the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Statement relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, (the “Merger Agreement “), by and among the Company, Parent, and Merger Sub. The Company previously filed with the Commission a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company were asked to consider and vote upon a proposal to adopt the Merger Agreement and approve the merger contemplated thereby. The adoption of the Merger Agreement was subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the merger by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting.

On June 20, 2013, the Company held its Special Meeting of Shareholders (the “Meeting”). Of the 12,287,290 shares of the Common Stock outstanding and eligible to vote at the Special Meeting, 8,259,927 shares were present either in person or by proxy. The proposal to adopt and approve the Merger Agreement and to approve the merger transaction contemplated thereby was approved by a majority of the shareholders. The Company issued a press release on June 21, 2013, announcing the results of the Meeting.

On June 27, 2013, the Company filed the articles of merger with the Indiana Secretary of State and the Tennessee Secretary of State, pursuant to which the Merger became effective on July 1, 2013 (the “Effective Time”). At the Effective Time, Merger Sub merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”), and Parent became the holder of a majority of the Common Stock. At the Effective Time, each outstanding share of Common Stock owned by beneficial or record holders of less than 501 Shares on March 26, 2012, and who continued to own those shares of Common Stock immediately prior to the effective date of the Merger (the “Small Block Holders”), was converted into the right to receive $0.61 in cash, without interest and less any applicable withholding taxes. Likewise, at the Effective Time, each outstanding share of Common Stock owned by beneficial or record holders of 501 or more Shares (i) on March 26, 2012 or (ii) on the effective date of the merger (the “Large Block Holders”) remained issued and outstanding, and the Large Block Holders continued to own the Common Stock of the Company which they owned immediately prior to the Effective Time. Immediately prior to the Effective Time, Parent acquired from the Fortune Trust (or affiliates thereof) 296,180 shares of the Company’s Series C Preferred Stock and 7,344,687 shares of the Common Stock. The Rollover Shareholders, prior to the Effective Time, previously contributed to Parent the aggregate number of 80,000 shares of the Common Stock in exchange for the common stock of Parent. At the Effective Time, the 296,180 shares of the Company’s Series C Preferred Stock held by Parent were automatically converted into the aggregate number of 43,233,719 shares of the Common Stock.

As a result of the Merger becoming effective, and at the Effective Time, approximately 55,440,735 shares of Common Stock were outstanding. At the Effective Time, the Company became a majority-owned subsidiary of Parent, with Parent holding approximately 50,658,406 shares of the Common Stock outstanding and the Large Block Holders holding approximately 4,782,329 shares of the Common Stock outstanding. (The exact number of outstanding shares held by the Large Block Holders after the Effective Time is subject to final determination by the Company and its paying agent of the actual shares held by the Small Block Holders that were converted into the right to payment at the Effective Time as described above.) The separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company’s Common Stock ceased to trade on the New York Stock Exchange, Inc. (the “NYSE”) following the close of trading on June 28, 2013, and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12d2-2(c) of the Exchange Act. The Company has not made any arrangements for the listing on another securities exchange or for quotation in another medium.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Definitive Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Definitive Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Definitive Proxy Statement. As of the date hereof, the Definitive Capitalized terms used but not defined in this Statement shall have the meanings given to them in the Definitive Proxy Statement.

All information contained in this Statement concerning each Filing Party has been supplied by such Filing Party.

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Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address . The Company’s name and the address and telephone number of its principal executive office are as follows:

Fortune Industries, Inc.

6402 Corporate Drive

Indianapolis, Indiana 46278

(317) 532-1374

(b)	Securities . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Securities Ownership of Fortune Industries, Inc.”

“TRADING MARKET AND PRICE FOR SHARES”

The exact title of the subject class of equity securities is “Fortune Industries, Inc. common shares, par value $0.10 per share.”

(c)	Trading Market and Price . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(d)	Dividends . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(e)	Prior Public Offerings . Not applicable.

(f)	Prior Stock Purchases . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF SHARES”

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address . Fortune Industries, Inc. is the subject company. The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Business and Background of Entities . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

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“THE PARTIES”

(c)	Business and Background of Natural Persons . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1 — Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement, dated as of August 22, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust”

“ANNEX D-3—Rollover Contribution Agreement dated effective as of March 26, 2012, (among Parent, Tena Mayberry and Randy Butler)”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement (among Parent, the Estate of Carter M. Fortune and the Carter M. Fortune Living Trust)”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement (among Parent, Tena Mayberry and Randy Butler)”

(c)	Different Terms . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

“THE MERGER AGREEMENT—Covenants”

“RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3—Rollover Contribution Agreement”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement (among Parent, the Estate of Carter M. Fortune and the Carter M. Fortune Living Trust)”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement (among Parent, Tena Mayberry and Randy Butler)”

(d)	Appraisal Rights . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders . The information set forth in the Definitive Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading . Not applicable.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“RELATED PARTY TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

(d)	Conflicts of Interest. The information set forth in the Definitive Proxy Statement under the following captions is incorporate herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(e)	Agreements Involving the Subject Company’s Securities . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

4

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of the Vote; Abstentions and Broker Non-Votes”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Securities Ownership of Fortune Industries, Inc.”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX C—Voting Agreement”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(a)	Purposes . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

 “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Purpose of the Special Meeting”

(b)	Use of Securities Acquired . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2 —First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement”

(c)1-8	Plans . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

5

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

 “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

(b)	Alternatives . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(c)	Reasons . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

(d)	Effects . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

6

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“EXCLUSION FROM RIGHTS OF DISSENTING SHAREHOLDERS”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purposes and Structure of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC.”

(b)	Factors Considered in Determining Fairness . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Structure of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Purpose of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS – Position of Acquiror Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

The analysis materials of Kraft Analytics, LLC. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Approval of Security Holders . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

7

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

“ANNEX B—Fairness Opinion of Kraft Analytics, LLC”

(e)	Approval of Directors . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(f)	Other Offers . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness Opinion of Kraft Analytics, LLC”

“ANNEX B—Opinion of Kraft Analytics, LLC”

The analysis materials of Kraft Analytics, LLC used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing Obtained by Parent in Connection with the Merger”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

“THE MERGER AGREEMENT—Conditions to the Merger”

8

“THE MERGER AGREEMENT—Expenses”

“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE PARTIES”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC. —Securities Ownership of Fortune Industries, Inc.”

(b)	Securities Transactions . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“PRIOR PURCHASES OF SHARES”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX D-1— Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3—Rollover Contribution Agreement”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement”

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“ANNEX C—Voting Agreement”

“ANNEX D-1—Preferred Stock Purchase and Rollover Contribution Agreement.”

“ANNEX D-2—First Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-3— Rollover Contribution Agreement”

“ANNEX D-4—Second Amendment to Preferred Stock Purchase and Rollover Contribution Agreement”

“ANNEX D-5—First Amendment to Rollover Contribution Agreement”

(e)	Recommendation of Others . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”

“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

9

“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT—Representations and Warranties”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information .

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION – Pro Forma Data

(c)	Summary Information . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets . The information set forth in the Definitive Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Expenses of the Subject Transaction”

 “THE SPECIAL MEETING OF SHAREHOLDERS OF FORTUNE INDUSTRIES, INC.—Proxy Solicitation”

Item 15. Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information . The entirety of the Definitive Proxy Statement, including all annexes thereto, is incorporated herein by reference.

10

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)	Definitive Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 9, 2013.

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).

(a)(6)	Press release, dated June 21, 2013, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on June 21, 2013).

(a)(7)	Press release, dated July 1, 2013, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on July 1, 2013).

(b)(1)	Commitment Letter issued to CEP, Inc. by CAPSTAR Bank, Nashville, Tennessee, dated April 29, 2013 (incorporated herein by reference to the Definitive Proxy Statement).

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction (incorporated herein by reference to the Definitive Proxy Statement).

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): A draft of the proposed Merger Agreement (incorporated herein by reference to Annex A of the Definitive Proxy Statement);

(c)(2)(ii): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(iii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iv): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;*

(c)(2)(v): The valuation of the preferred stock by Rodefer Moss & Co. PLLC and a Financial Due Diligence Report compiled by Double Eagle Advisory, LLC (previously filed as Exhibit (c)(2)(iv) to Schedule 13E-3 filed by the Company on May 29, 2012).*

11

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Definitive Proxy Statement).

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Definitive Proxy Statement).

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust, as amended on August 22, 2012 and December 19, 2012 (incorporated herein by reference to Annex D-1, D-2, and D-4 to the Definitive Proxy Statement).

(d)(4)	Rollover Contribution Agreement dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler, as amended on March 27, 2013 (incorporated herein by reference to Annex D-3 and D-5 to the Definitive Proxy Statement).

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Definitive Proxy Statement).

_________

*Previously filed

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

Fortune Industries, Inc.

By:	/s/ Tena Mayberry
Name:	Tena Mayberry
Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

CEP, Inc.

By:	/s/ Tena Mayberry
Name:	Tena Mayberry
Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

CEP Merger Sub, Inc.

By:	/s/ Tena Mayberry
Name:	Tena Mayberry
Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

/s/ Carolynn V. Hill
The Carter M. Fortune Living Trust by Carolynn V. Hill, Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

/s/ Tena Mayberry
Tena Mayberry

13

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013

/s/ Randy Butler
Randy Butler

14

Exhibit Index

(a)(1)	Definitive Proxy Statement for the Special Meeting of the Shareholders of Fortune Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 9, 2013.

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Definitive Proxy Statement).

(a)(5)	Press release, dated March 26, 2012, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on March 26, 2012).

(a)(6)	Press release, dated June 21, 2013, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on June 21, 2013).

(a)(7)	Press release, dated July 1, 2013, issued by Fortune Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Fortune Industries, Inc. on July 1, 2013).

(b)(1)	Commitment Letter issued to CEP, Inc. by CAPSTAR Bank, Nashville, Tennessee, dated April 29, 2013 (incorporated herein by reference to the Definitive Proxy Statement).

(b)(2)	Form of promissory note from CEP, Inc. to Carter M. Fortune to be used in connection the financing of the proposed transaction (incorporated herein by reference to the Definitive Proxy Statement).

(c)(1)	Fairness Opinion of Kraft Analytics, LLC (incorporated herein by reference to Annex B of the Definitive Proxy Statement).

(c)(2)	Analysis Materials of Kraft Analytics, LLC in Connection with Fairness Evaluation, including the following:

(c)(2)(i): A draft of the proposed Merger Agreement (incorporated herein by reference to Annex A of the Definitive Proxy Statement);

(c)(2)(ii): Annual Reports on Form 10-K filed with the SEC for the years ended June 30, 2008, 2009, 2010, and 2011;*

(c)(2)(iii): Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2011 and September 30, 2011;*

(c)(2)(iv): A Draft version of Quarterly Report on Form 10-Q to be filed with the SEC for the quarter ended December 31, 2011;*

(c)(2)(v): The valuation of the preferred stock by Rodefer Moss & Co. PLLC and a Financial Due Diligence Report compiled by Double Eagle Advisory, LLC (previously filed as Exhibit (c)(2)(iv) to Schedule 13E-3 filed by the Company on May 29, 2012).*

15

(c)(3)	Financial Projections Prepared by management of Fortune Industries, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, as amended on May 16, 2012, by and among Fortune Industries, Inc., CEP, Inc., CEP Merger Sub, Inc., (incorporated herein by reference to Annex A to the Definitive Proxy Statement).

(d)(2)	Voting Agreement, dated as of March 26, 2012, by and among CEP, Inc., Tena Mayberry, Carter M. Fortune, 14 West, LLC, Carter M. Fortune Living Trust Carter Fortune (incorporated herein by reference to Annex C to the Definitive Proxy Statement).

(d)(3)	Preferred Stock Purchase and Rollover Contribution Agreement, dated as of March 26, 2012, by and among CEP, Inc., Carter M. Fortune, 14 West, LLC and Carter M. Fortune Living Trust, as amended on August 22, 2012 and December 19, 2012 (incorporated herein by reference to Annex D-1, D-2, and D-4 to the Definitive Proxy Statement).

(d)(4)	Rollover Contribution Agreement dated effective as of March 26, 2012, among Parent, Tena Mayberry and Randy Butler, as amended on March 27, 2013 (incorporated herein by reference to Annex D-3 and D-5 to the Definitive Proxy Statement).

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Definitive Proxy Statement).

_________

*Previously filed

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